Exhibit 99.1

WNS Announces Fiscal 2023 Fourth Quarter and Full Year Earnings,

Provides Guidance for Fiscal 2024

NEW YORK, NY and MUMBAI, INDIA, April 27, 2023 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) solutions, today announced results for the fiscal 2023 fourth quarter and full year ended March 31, 2023.

Highlights – Fiscal 2023 Fourth Quarter:

GAAP Financials

•  Revenue of $314.9 million, up 5.4% from $298.8 million in Q4 of last year and up 2.6% from $306.9 million last quarter

•  Profit of $36.4 million, compared to $38.9 million in Q4 of last year and $34.7 million last quarter

•  Diluted earnings per share of $0.72, compared to $0.76 in Q4 of last year and $0.69 last quarter

Non-GAAP Financial Measures*

•  Revenue less repair payments of $305.0 million, up 10.9% from $275.0 million in Q4 of last year and up 4.1% from $292.9 million last quarter

•  Adjusted Net Income (ANI) of $52.4 million, compared to $48.3 million in Q4 of last year and $50.6 million last quarter

•  Adjusted diluted earnings per share of $1.04, compared to $0.95 in Q4 of last year and $1.01 last quarter

Other Metrics

•  Added 11 new clients in the quarter, expanded 30 existing relationships

•  Days sales outstanding (DSO) at 32 days

•  Global headcount of 59,755 as of March 31, 2023

Highlights – Fiscal 2023 Full Year:

GAAP Financials

•  Revenue of $1,224.3 million, up 10.3% from $1,109.8 million in fiscal 2022

•  Profit of $137.3 million, compared to $132.1 million in fiscal 2022

•  Diluted earnings per ADS of $2.70, compared to $2.58 in fiscal 2022

Non-GAAP Financial Measures*

•  Revenue less repair payments of $1,162.0 million, up 13.2% from $1,026.8 million in fiscal 2022

•  Adjusted Net Income (ANI) of $196.1 million, compared to $174.8 million in fiscal 2022

•  Adjusted diluted earnings per ADS of $3.86, compared to $3.41 in fiscal 2022

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue in the fourth quarter was $314.9 million, representing a 5.4% increase versus Q4 of last year and a 2.6% increase from the previous quarter. Revenue less repair payments* in the fourth quarter was $305.0 million, an increase of 10.9% year-over-year and 4.1% sequentially. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal fourth quarter was up 15.6% versus Q4 of last year and 2.5% sequentially. Year-over-year, fiscal Q4 revenue improved as a result of our new client additions, the expansion of existing relationships, our acquisitions of Vuram, OptiBuy, and The Smart Cube, and increased travel volume which more than offset the ramp-down of a large HealthCare process and unfavorable currency movements. Sequentially, growth driven by broad-based revenue momentum, our acquisitions of OptiBuy and The Smart Cube, and favorable currency movements was partially offset by the ramp-down of a large HealthCare process discussed above.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Profit in the fiscal fourth quarter was $36.4 million, as compared to $38.9 million in Q4 of last year and $34.7 million in the previous quarter. Year-over-year, profit decreased as a result of wage increases, increased return-to-office costs, currency movements impacting monetary assets and liabilities, higher share-based compensation expense, and increased costs associated with our acquisitions of Vuram, OptiBuy, and The Smart Cube including amortization of intangibles, interest expense, and other acquisition-related expenses. These headwinds more than offset favorable impacts from revenue growth, improved productivity, and a lower effective tax rate. Sequentially, Q4 profit increased as a result of revenue growth, improved productivity, one-time tax and interest income benefits, and lower acquisition-related expenses. These benefits were partially offset by wage increases, return-to-office costs, currency impacts on monetary assets and liabilities, and increased amortization of intangibles associated with our recent acquisitions.

Adjusted net income (ANI)* in Q4 was $52.4 million, as compared to $48.3 million in Q4 of last year and $50.6 million in the previous quarter. Explanations for the ANI* movements on a year-over-year and sequential basis are the same as described for GAAP profit above with the exception of amortization of intangible expenses, share-based compensation expense, acquisition-related expenses, and associated tax impacts which are excluded from ANI*.

From a balance sheet perspective, WNS ended Q4 with $304.9 million in cash and investments and $173.4 million in debt. In the fourth quarter, the company generated $84.3 million in cash from operations, incurred $14.7 million in capital expenditures, and repaid $8.0 million in long-term debt. Fourth quarter days sales outstanding were 32 days, as compared to 30 days reported in Q4 of last year and 34 days in the previous quarter.

“In the fiscal fourth quarter, WNS once again delivered solid financial performance despite the weak macro environment,” said Keshav Murugesh, WNS’ Chief Executive Officer. “For the fiscal 2023 full year, the company grew constant currency revenue less repair payments* by 19% and expanded our adjusted diluted earnings* per share by 13%. We enter fiscal 2024 with healthy demand for our services, strong revenue momentum, a resilient business model, and differentiated positioning in the BPM space. The company remains focused on investing for the future, driving strong operational and financial execution, and delivering long-term sustainable value for all of our stakeholders.”

Fiscal 2024 Guidance

WNS is providing guidance for the fiscal year ending March 31, 2024, as follows:

•

Revenue less repair payments* is expected to be between $1,290 million and $1,348 million, up from $1,162.0 million in fiscal 2023. Guidance assumes an average GBP to USD exchange rate of 1.24 versus 1.21 in fiscal 2023.

•	ANI* is expected to range between $209 million and $221 million versus $196.1 million in fiscal 2023. Guidance assumes an average USD to INR exchange rate of 82.0 versus 80.3 in fiscal 2023.

•	Based on a diluted share count of 50.7 million shares, the company expects fiscal 2024 adjusted diluted earnings per share* to be in the range of $4.12 to $4.36 versus $3.86 in fiscal 2023.

“The company has provided our initial forecast for fiscal 2024 based on current visibility levels and exchange rates,” said Sanjay Puria, WNS’ Chief Financial Officer. “Our guidance for the full year reflects growth in revenue less repair payments* of 11% to 16% on both a reported and constant currency* basis, with 88% visibility to the midpoint of the range. This includes an estimated 3% inorganic growth related to our acquisitions of Vuram, OptiBuy and The Smart Cube. For the year, we expect capital expenditures of up to $60 million.”

Conference Call

WNS will host a conference call on April 27, 2023, at 8:00 am (Eastern) to discuss the company’s quarterly results. To access the call in “listen-only” mode, please join live via the company’s investor relations website at ir.wns.com. For call participants, please register using this online form to receive your dial-in number and unique PIN/passcode which can be used to access the call. A replay of the webcast will be archived on the company website at ir.wns.com.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics, and process expertise to co-create innovative, digitally led transformational solutions with over 400 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer experience services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of March 31, 2023, WNS had 59,755 professionals across 64 delivery centers worldwide including facilities in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, expressed or implied forward-looking statements relating to discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, our expectations concerning our future financial performance and growth potential, including our fiscal 2024 guidance, future profitability, our expectations regarding the benefits from our acquisitions of Vuram, OptiBuy, and The Smart Cube (including their impacts on our results of operations), estimated capital expenditures, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions, our dependence on a limited number of clients in a limited number of industries; the impact of the ongoing COVID-19 pandemic on our and our clients’ business, financial condition, results of operations and cash flows; currency fluctuations; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; telecommunications or technology disruptions; our ability to attract and retain clients; negative public reaction in the US or the UK to offshore outsourcing; our ability to collect our receivables from, or bill our unbilled services to our clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions (including Vuram, OptiBuy, and The Smart Cube), and to successfully grow our revenue and expand our service offerings and market share; future regulatory actions and conditions in our operating areas; and our ability to manage the impact of climate change on our business. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:

David Mackey EVP – Finance & Head of Investor Relations WNS (Holdings) Limited +1 (646) 908-2615 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended			Year ended
	Mar 31, 2023	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2022
Revenue	$314.9	$298.8	$306.9	$1,224.3	$1,109.8
Cost of revenue	202.1	196.7	198.1	801.5	735.2

Gross profit	112.8	102.1	108.9	422.7	374.6
Operating expenses:
Selling and marketing expenses	17.1	13.8	16.2	63.5	53.9
General and administrative expenses	43.7	41.6	42.2	169.3	151.1
Foreign exchange (gain) / loss, net	2.3	(2.6)	0.1	(1.0)	(6.0)
Amortization of intangible assets	8.9	3.0	6.5	23.6	11.5

Operating profit	40.8	46.4	43.9	167.3	164.1

Other income, net	(5.8)	(4.1)	(3.6)	(16.0)	(13.9)
Finance expense	6.6	3.1	5.0	18.8	13.4

Profit before income taxes	40.1	47.4	42.6	164.5	164.5
Income tax expense	3.7	8.5	7.9	27.2	32.4

Profit after tax	$36.4	$38.9	$34.7	$137.3	$132.1

Earnings per share of ordinary share
Basic	$0.75	$0.80	$0.72	$2.85	$2.70
Diluted	$0.72	$0.76	$0.69	$2.70	$2.58

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at Mar 31, 2023	As at Mar 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$127.9	$108.2
Investments	101.1	211.4
Trade receivables, net	113.1	100.5
Unbilled revenue	99.8	87.0
Funds held for clients	9.4	11.6
Derivative assets	6.4	10.4
Contract assets	12.6	10.2
Prepayments and other current assets	33.9	28.8

Total current assets	504.1	568.1

Non-current assets:
Goodwill	353.6	123.5
Intangible assets	179.2	65.4
Property and equipment	62.4	49.3
Right-of-use assets	175.5	142.6
Derivative assets	2.7	3.2
Investments	75.9	93.4
Contract assets	54.7	39.8
Deferred tax assets	46.7	34.8
Other non-current assets	49.6	44.3

Total non-current assets	1,000.4	596.4

TOTAL ASSETS	$1,504.4	$1,164.5

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$25.4	$27.8
Provisions and accrued expenses	41.8	36.8
Derivative liabilities	7.5	6.0
Pension and other employee obligations	107.9	105.8
Current portion of long-term debt	36.1	—
Contract Liabilities	15.7	13.7
Current taxes payable	2.2	2.3
Lease liabilities	26.6	27.0

Other liabilities	40.7	11.4

Total current liabilities	303.8	230.7

Non-current liabilities:
Derivative liabilities	2.4	0.8
Pension and other employee obligations	19.5	16.2
Long-term debt	137.3	—
Contract liabilities	9.7	13.3
Other non-current liabilities	20.8	0.1
Lease liabilities	172.3	140.0
Deferred tax liabilities	37.3	9.3

Total non-current liabilities	399.5	179.8

TOTAL LIABILITIES	$703.3	$410.5

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 48,360,817 shares and 48,849,907 shares; each as at March 31, 2023 and March 31, 2022, respectively)	7.7	7.8
Share premium	81.1	110.3
Retained earnings	951.6	818.4
Other Reserves	6.8	2.7
Other components of equity	(246.0)	(185.1)

Total shareholders’ equity	$801.1	$754.0

TOTAL LIABILITIES AND EQUITY	$1,504.4	$1,164.5

About Non-GAAP Financial Measures

The financial information in this release includes certain non-GAAP financial measures that we believe more accurately reflect our core operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A more detailed discussion of our GAAP results is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 17, 2022.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 17, 2022.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and Euro.

WNS also presents or discusses (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit / (loss) excluding goodwill impairment, share-based compensation expense, acquisition-related expenses or benefits and amortization of intangible assets) as a percentage of revenue less repair payments, (2) ANI, which is calculated as profit excluding goodwill impairment, share-based compensation expense, acquisition-related expenses or benefits and amortization of intangible assets and including the tax effect thereon, (3) Adjusted net income margin, which refers to ANI as a percentage of revenue less repair payments, (4) net cash, which refers to cash and cash equivalents plus investments less long-term debt (including the current portion) and other non-GAAP financial measures included in this release as supplemental measures of its performance. Acquisition-related expenses or benefits consists of transaction costs, integration expenses, employment-linked earn-out as part of deferred consideration and changes in the fair value of contingent consideration including the impact of present value thereon. WNS presents these non-GAAP financial measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that are non-recurring in nature and those it believes are not indicative of its core operating performance. In addition, it uses these non-GAAP financial measures (i) to evaluate the effectiveness of its business strategies and (ii) (with certain adjustments) as a factor in evaluating management’s performance when determining incentive compensation. WNS is excluding acquisition-related expenses as described above with effect from fiscal 2023 second quarter.

These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for WNS’ financial results prepared in accordance with IFRS.

The company is not able to provide our forward-looking GAAP revenue, profit and earnings per share without unreasonable efforts for a number of reasons, including our inability to predict with a reasonable degree of certainty the payments to repair centers, our future share-based compensation expense under IFRS 2 (Share Based payments), amortization of intangibles and acquisition-related expenses or benefits associated with future acquisitions, goodwill impairment and currency fluctuations. As a result, any attempt to provide a reconciliation of the forward-looking GAAP financial measures (revenue, profit, earnings per share) to our forward-looking non-GAAP financial measures (revenue less repair payments*, ANI* and Adjusted diluted earnings per share*, respectively) would imply a degree of likelihood that we do not believe is reasonable.

Reconciliation of revenue (GAAP) to revenue less repair payments (non-GAAP) and constant currency revenue less repair payments (non-GAAP)

	Three months ended			Year ended
	Mar 31, 2023	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2022
	(Amounts in millions)			(Amounts in millions)
Revenue (GAAP)	$314.9	$298.8	$306.9	$1,224.3	$1,109.8
Less: Payments to repair centers	9.9	23.8	14.0	62.2	83.0
Revenue less repair payments (non-GAAP)	$305.0	$275.0	$292.9	$1,162.0	$1,026.8
Exchange rate impact	1.4	(10.0)	6.1	2.2	(47.2)
Constant currency revenue less repair payments (non-GAAP)	$306.4	$265.0	$299.0	$1,164.2	$979.6

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2023	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2022

	(Amounts in millions)			(Amounts in millions)
Cost of revenue (GAAP)	$202.1	$196.7	$198.1	$801.5	$735.2
Less: Payments to repair centers	9.9	23.8	14.0	62.2	83.0
Less: Share-based compensation expense	2.1	0.8	1.9	8.1	5.2
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (non-GAAP)	$190.1	$172.0	$182.2	$731.2	$647.1

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2023	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2022

	(Amounts in millions)			(Amounts in millions)
Gross profit (GAAP)	$112.8	$102.1	$108.9	$422.7	$374.6
Add: Share-based compensation expense	2.1	0.8	1.9	8.1	5.2
Adjusted gross profit (excluding share-based compensation expense) (non-GAAP)	$114.9	$103.0	$110.7	$430.8	$379.8

	Three months ended			Year ended
	Mar 31, 2023	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2022

Gross profit as a percentage of revenue (GAAP)	35.8%	34.2%	35.5%	34.5%	33.8%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	37.7%	37.4%	37.8%	37.1%	37.0%

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2023	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2022

	(Amounts in millions)			(Amounts in millions)
Selling and marketing expenses (GAAP)	$17.1	$13.8	$16.2	$63.5	$53.9
Less: Share-based compensation expense	1.5	0.9	1.7	6.4	4.9
Adjusted selling and marketing expenses (excluding share-based compensation expense (non-GAAP)	$15.7	$12.9	$14.5	$57.1	$48.9

	Three months ended			Year ended
	Mar 31, 2023	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2022
Selling and marketing expenses as a percentage of revenue (GAAP)	5.4%	4.6%	5.3%	5.2%	4.9%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	5.1%	4.7%	5.0%	4.9%	4.8%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2023	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2022

	(Amounts in millions)			(Amounts in millions)
General and administrative expenses (GAAP)	$43.7	$41.6	$42.2	$169.3	$151.1
Less: Share-based compensation expense	8.2	8.0	8.2	35.3	34.1
Less: Acquisition-related expenses(1)	1.2	—	2.1	3.8	—
Adjusted general and administrative expenses (excluding share-based compensation expense and acquisition-related expenses(1)) (non-GAAP)	$34.3	$33.5	$31.8	$130.3	$117.1

	Three months ended			Year ended
	Mar 31, 2023	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2022
General and administrative expenses as a percentage of revenue (GAAP)	13.9%	13.9%	13.7%	13.8%	13.6%
Adjusted general and administrative expenses (excluding share-based compensation expense and acquisition-related expenses(1)) as a percentage of revenue less repair payments (non-GAAP)	11.2%	12.2%	10.9%	11.2%	11.4%

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2023	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2022

	(Amounts in millions)			(Amounts in millions)
Operating profit (GAAP)	$40.8	$46.4	$43.9	$167.3	$164.1
Add: Share-based compensation expense	11.8	9.8	11.7	49.7	44.2
Add: Amortization of intangible assets	8.9	3.0	6.5	23.6	11.5
Add: Acquisition-related expenses(1)	1.2	—	2.1	3.8	—
Adjusted operating profit (excluding share-based compensation expense, acquisition related expenses(1) and amortization of intangible assets) (non-GAAP)	$62.7	$59.2	$64.3	$244.5	$219.8

	Three months ended			Year ended
	Mar 31, 2023	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2022
Operating profit as a percentage of revenue (GAAP)	13.0%	15.5%	14.3%	13.7%	14.8%
Adjusted operating profit (excluding share-based compensation expense, acquisition-related expenses(1) and amortization of intangible assets) as a percentage of revenue less repair payments (non-GAAP)	20.6%	21.5%	21.9%	21.0%	21.4%

Reconciliation of Finance expense (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2023	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2022

	(Amounts in millions)			(Amounts in millions)
Finance expense (GAAP)	$6.6	$3.1	$5.0	$18.8	$13.4
Less: Acquisition-related expenses(1)	0.4	—	0.2	0.7	—
Adjusted Finance expense (excluding acquisition-related expenses(1)) (non-GAAP)	$6.2	$3.1	$4.8	$18.1	$13.4

Reconciliation of profit (GAAP) to ANI (non-GAAP)

	Three months ended			Year ended
	Mar 31, 2023	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2022

	(Amounts in millions)			(Amounts in millions)
Profit (GAAP)	$36.4	$38.9	$34.7	$137.3	$132.1
Add: Share-based compensation expense	11.8	9.8	11.7	49.7	44.2
Add: Amortization of intangible assets	8.9	3.0	6.5	23.6	11.5
Add: Acquisition-related expenses(1)	1.5	—	2.3	4.5	—
Less: Tax impact on share-based compensation expense(2)	(4.0)	(2.4)	(3.0)	(13.2)	(9.9)
Less: Tax impact on amortization of intangible assets(2)	(2.2)	(0.9)	(1.5)	(5.8)	(3.2)
Less: Tax impact on acquisition related expenses(2)	(0.0)	—	(0.0)	(0.0)	—
Adjusted Net Income (excluding share-based compensation expense, acquisition-related expenses(1) and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$52.4	$48.3	$50.6	$196.1	$174.8

(1)	Consists of acquisition-related expenses accounted for under the following line items:

	Three months ended			Year ended
	Mar 31, 2023	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2022

	(Amounts in millions)			(Amounts in millions)
General and administrative expenses(a)	$1.2	$—	$2.1	$3.8	$—
Finance expense (b)	0.4	—	0.2	0.7	—
Total acquisition related expenses	$1.5	$—	$2.3	$4.5	$—

(a)	Consists of transaction costs, integration expenses, employment-linked earn-out as part of deferred consideration.

(b)	Consists of changes in the fair value of contingent consideration including the impact of present value thereon.

(2)

The company applies GAAP methodologies in computing the tax impact on its non-GAAP ANI adjustments (including amortization of intangible assets, acquisition-related expenses and share-based compensation expense). The company’s non-GAAP tax expense is generally higher than its GAAP tax expense if the income subject to taxes is higher considering the effect of the items excluded from GAAP profit to arrive at non-GAAP profit.

	Three months ended			Year ended
	Mar 31, 2023	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2022
Profit as a percentage of revenue (GAAP)	11.6%	13.0%	11.3%	11.2%	11.9%
Adjusted net income (excluding share-based compensation expense, acquisition-related expenses(1) and amortization of intangible assets, including tax effect thereon) as a percentage of revenue less repair payments (non-GAAP)	17.2%	17.6%	17.3%	16.9%	17.0%

Reconciliation of basic earnings per ADS (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2023	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2022
Basic earnings per share (GAAP)	$0.75	$0.80	$0.72	$2.85	$2.70
Add: Adjustment of share-based compensation expense, acquisition-related expenses(1) and amortization of intangible assets	0.46	0.26	0.43	1.61	1.14
Less: Tax impact on share-based compensation expense, acquisition-related expenses(1) and amortization of intangible assets	(0.12)	(0.07)	(0.10)	(0.40)	(0.27)
Adjusted basic earnings per share (excluding share-based compensation expense, acquisition-related expenses(1) and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$1.09	$0.99	$1.05	$4.06	$3.57

Reconciliation of diluted earnings per ADS (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2023	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2022
Diluted earnings per share (GAAP)	$0.72	$0.76	$0.69	$2.70	$2.58
Add: Adjustments for share-based compensation expense, acquisition-related expenses(1) and amortization of intangible assets	0.44	0.25	0.41	1.53	1.08
Less: Tax impact on share-based compensation expense, acquisition-related expenses(1) and amortization of intangible assets	(0.12)	(0.06)	(0.09)	(0.37)	(0.25)
Adjusted diluted earnings per share (excluding share-based compensation expense, acquisition-related expenses (1) and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$1.04	$0.95	$1.01	$3.86	$3.41